UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

SOUND POINT ALTERNATIVE INCOME FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1380 W. Paces Ferry Road, Suite 2180
Atlanta, GA 30327

Telephone Number (including area code):

404-759-3845

Name and address of agent for service of process:

Brian Smith Skypoint Capital Advisors, LLC 1380 W. Paces Ferry Road, Suite 2180 Atlanta, GA 30327	with a copy to:	Harry S. Pangas, Esq. Philip T. Hinkle, Esq. Dechert LLP 1900 K. Street, NW Washington, DC 20006 202 261-3466

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☐ Yes     ☒ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Atlanta in the State of Georgia, as of the 25th day of July, 2024.

SOUND POINT ALTERNATIVE INCOME FUND

By:	/s/ Brian Smith
	Name:	Brian Smith
	Title:	Trustee